Exhibit 99.3

FIRST AMENDMENT TO

CANO HEALTH, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

THIS AMENDMENT is made by Cano Health, Inc. (the “Company”) for the purpose of amending the Cano Health, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”).

WITNESSETH:

WHEREAS, the Company maintains the ESPP, which has been approved and adopted by the Company’s board of directors (the “Board”);

WHEREAS, the Company reserved the right of the Board, in Section 18 of the ESPP, to amend the Plan; and

WHEREAS, the Company now wishes to amend the ESPP to adjust employee maximum contributions, expand the definition Compensation, and allow for employee contributions via direct investment.

NOW THEREFORE, the Company hereby amends the ESPP, effective as of August 4, 2021, as follows:

1.	The second sentence of Section 2 is hereby amended in its entirety as follows:

“Unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring on or after each January 1st and July 1st and will end on the last business day occurring on or before the following June 30th and December 31st, respectively (each period measured from the start date to the end date an “Offering Period”).”

2.	A new sentence is added to the end of Section 2 as follows:

“For the avoidance of doubt, the initial Offering (the “Initial Offering”) will commence upon August 4, 2021 and end December 31, 2021.”

3.	Section 5 of the ESPP is hereby amended in its entirety as follows:

“5. Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of one percent (1%) up to a maximum of seventy-five percent (75%) of such employee’s Compensation for each pay period during an Offering. The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions. Notwithstanding the foregoing, prior to the commencement of any Offering including the Initial Offering, the Committee may provide that in lieu of permitting payroll deductions, in whole or in part, as described above, that eligible employees may only make contributions to the ESPP for an Offering via direct investment through paying cash or providing a check at such times and in such manner as approved by the

Committee. For avoidance of doubt, no more than 75% of a Participant’s Compensation earned during an Offering can be applied to the purchase of shares of Common Stock under this Plan regardless if payment is made through payroll reduction, a direct investment or both. Amounts scheduled to be contributed under this Section 5 are referred to herein as “Employee Contributions.”

4.	References to “payroll deductions” in Section 8, Section 9 and Section 19 shall be replaced with “Employee Contributions”

5.	The third sentence of Section 8 is hereby amended in its entirety as follows:

“The purchase price for each share purchased under each Option (the “Option Price”) will be eighty-five percent (85%) of the Fair Market Value of the lowest closing price of shares of Common Stock during the Offering Period.”

6.	The first sentence of Section 11 is hereby amended in its entirety as follows:

“The term “Compensation” means the regular or basic rate of compensation plus all target bonus and/or short-term incentive compensation to which the Participant is eligible to receive during an Offering.”

7.

Except as amended herein, the terms, conditions and provisions of the ESPP are confirmed and remain unchanged. Capitalized terms not defined herein shall have the same meaning as provided under the terms of the Plan.

IN WITNESS WHEREOF, Cano Health, Inc. has caused this First Amendment to be executed on its behalf by its duly authorized officer this 4th day of August, 2021.

ATTEST:	CANO HEALTH, INC.

By:	By:
Name:	Name:
Its: